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Exhibit 21.1
List of Subsidiaries of Portal Software, Inc.


Portal International Holdings, Inc., a corporation formed under the laws of Delaware.

Portal Software International, Pty. Limited, a corporation formed under the laws of Australia.

Portal Software (Europe) Limited, a corporation formed under the laws of the United Kingdom.

Portal Software France, SARL, a corporation formed under the laws of France.

Portal Software (Asia Pacific) Limited, a corporation formed under the laws of Hong Kong.